

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2024

Taylor Zhang
Chief Financial Officer
TenX Keane Acquisition
420 Lexington Ave Suite 2446
New York, NY 10170

> **Re:** **TenX Keane Acquisition**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Exhibit Nos. 10.15, 10.16, 10.17, 10.18**
> **Filed July 11, 2024**
> **File No. 333-275506**

Dear Taylor Zhang:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tammara Fort, Esq.